VIA EDGAR

December 20, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Registration Statement on Form S-1

File No. 333-231981

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Lam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Parallax Health Sciences, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-231981), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on December 20, 2019, or as soon as practicable thereafter.

The Registrant hereby authorizes Peter V. Hogan, of Buchalter, a Professional Corporation, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.December 20, 2019

United States Securities and Exchange CommissionPage 2 of 2

(iii)the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Hogan at (213) 891-0700. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Buchalter, a Professional Corporation, Attention: Peter V. Hogan, via email at phogan@buchalter.com.

Please direct questions regarding this request to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter V. Hogan, Esq. - Buchalter